News Release

Yamana reports operating earnings of $5.3 million for the first Quarter 2006.
 (all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce its financial and operating results for the quarter ended March 31, 2006.
The Company is pleased to provide the following highlights.

•
Mine operating earnings of $5.2 million from operations for the quarter in the case of the Fazenda Nova Mine and the Fazenda Brasileiro Mine, and for one month (since acquisition date), in the case of the San Andrés Mine.

•	Operating earnings for the quarter of $5.3 million representing $0.03 per share.

•	Cash flow from operations of $7.9 million before changes in non-cash working capital items representing $0.04 per share.

•
Earnings of $5 million for the quarter adjusted for certain non-cash items including foreign exchange gains, an unrealized loss on commodity contracts and a future income tax expense on foreign currency translations.

•
Total production from all mines owned by the Company in the quarter of 48,006 ounces (the Fazenda Nova Mine, the Fazenda Brasileiro Mine and the San Andrés Mine) with average cash costs of $290 per ounce (for accounting purposes, only one month of operations is accounted for in respect of the San Andrés Mine as the acquisition of the mine was completed end of February 2006).

•
Revenue of $17.1 million from the sale of 30,920 ounces of gold at an average sale price of $552 per ounce, representing an increase of 29% in the average sale price over the comparative period ended March 31, 2005.

•	Total pro forma production for the quarter from all mines including mines acquired through the RNC Gold and Desert Sun acquisitions of 75,035 ounces.

The Company is also please to provide some additional highlights of some of the milestones achieved during and since the end of the first quarter.

•	Continued mining and began processing operations at the São Francisco Mine and on track to declare commercial production at the São Francisco Mine during the second quarter of 2006.

News Release May 9, 2006

•	Advanced the construction of Chapada and on track to begin production in the fourth quarter of 2006.

•	Completed the acquisition of RNC Gold Inc. on February 28, 2006, thereby acquiring: the San Andrés Mine and the La Libertad Mine.

•	Completed the acquisition of Desert Sun Mining Corp. (subsequent to the quarter end on April 5, 2006), thereby acquiring the Jacobina Mine.

•
Production from the Jacobina Mine was 8,200 ounces in April 2006 which is the first month in which the Jacobina Mine was integrated into Yamana’s operations (operating and financial results relating to the Jacobina Mine will be reflected beginning in the second quarter of this year).

•	Completed an equity financing (subsequent to the quarter end) for the issue of 17.4 million common shares for gross proceeds of C$200.1 million.

•
Repaid outstanding senior secured note facility together with accrued interest and prepayment fees and expenses for a total of $116.4 million (subsequent to the quarter end) and thereby eliminating outstanding debt.

The following chart summarizes gold production and cash costs per ounce for the quarter ended March 31, 2006 with comparatives for the quarter ended March 31, 2005:

	Quarter ended March 31, 2006		Quarter ended March 31, 2005
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)

Commercial Production
Brazil
Fazenda Brasileiro	17,743	$353	19,059	$263
Fazenda Nova	9,549	$216	-	-
Total Brazil	27,292	$305	19,059	$263
Central America (i)
San Andrés	20,714	$271	-	-
Total Central America	20,714	$271	-	-
	48,006	$290	19,059	$263

Pre-commercial Production
Fazenda Nova	-	-	5,229	-
Sao Francisco Pilot Plant	1,187	-	1,222	-
	1,187	-	6,451	-
Total Production	49,193	-	25,510	-
Pro-forma Adjustments for Pre-acquisition Production

Jacobina (ii)	18,974	-	-	-

Pro-forma Production	68,167	-	25,510	-

(i)	From January to February 2006 a total of 13,987 ounces were produced. The balance represents production in March 2006 which is after completion of the acquisition
(ii)	Three month’s production (January to March 2006)
(iii)	Production of 6,792 ounces from January to March 2006 the La Libertad Mine is not included

The Company recorded earnings of $5 million for the quarter ended March 31, 2006 adjusted for certain non-cash items including foreign exchange gains, an unrealized loss on commodity contracts and a future income tax expense on foreign currency translations. The following table reconciles adjusted net earnings for the quarter to the net loss of $5.9 million per the consolidated statement of operations.

(A non-GAAP measure, in thousands of US dollars)	March 31, 2006	March 31 2005
Net income (loss) per consolidate statement of operations	(5,907)	292

(Gain) Loss on foreign exchange	(3,493)	278
Unrealized loss on commodity contracts	8,896	--
Future income taxes (expense) on foreign currency translation	5,490	150
Adjusted earnings	4,986	720
Adjusted earnings per share	$0.03	0.01

Subsequent to the quarter end, the Company initiated a program to sell certain assets include the La Libertad Mine. Accordingly, the Company has segregated those assets as assets held for sale on the balance sheet as at March 31, 2006. The net revenue and expenses for these assets is included in the income statement as loss from operations held for sale.

News Release May 9, 2006

Mine operating earnings for the quarter were $5.2 million, an increase of 225% from mine operating earnings of $1.6 million for the comparative quarter ended March 31, 2005. Mine operating earnings for the quarter consist of earnings from the Fazenda Brasileiro and the Fazenda Nova mines as well as one month’s earnings from the San Andrés Mine. Mine operating earnings for the comparative quarter reflect solely earnings from the Fazenda Brasileiro Mine.

The Company continues to hold excess cash primarily in Brazilian Reais and Canadian dollars and earn interest income at an interest rate of approximately 17% on surplus funds held in Brazil providing an economic hedge mitigating the effects of the appreciation of the Real against the US dollar. Interest income earned during the quarter was $1.5 million.

General and administrative costs for the quarter were $3.4 million, representing a decrease of 18% relative to the quarter ended December 31, 2005. Increases in general and administrative expenses relative to the comparative of quarter ended March 31, 2005 are reflective of growing operations.

Cash and cash equivalents at the end of the quarter were $96.4 million. Cash flow generated from operations was $7.9 million before changes in non-cash working capital items of $8 million for the quarter ended March 31, 2006 and an outflow of $108,000 after adjustments for non-cash working capital items. The outflow relating to working capital relates primarily to the addition of the San Andrés Mine, the timing of gold sales and increased inventories. Cash and cash equivalents do not include proceeds from the equity financing completed subsequent to the quarter end.

Capital expenditures for the quarter on property, plant and equipment and mineral properties were $57.5 million, of which $37 million was spent on the construction of the São Francisco project and the Chapada copper-gold project (excluding the impact in the change in inventory, accounts payable and accrued liabilities) and $3.1 million was spent on exploration.

The Company has allocated more than $16 million on exploration in 2006. Recent areas of focus include i) the continuing delineation of the C1 Santa Luz project for which a feasibility study is targeted for January 2007; ii) the delineation of Canavieiras, the ore body that will facilitate the expansion plans at Jacobina to 10,000 tonnes per day by 2008; and iii) São Vicente for which an updated feasibility study is targeted for this summer.

The complete financial statements and management and discussion analysis for the first quarter ended March 31, 2006 follow this announcement.

A conference call and audio webcast has been scheduled for May 9, 2006 at 11:00 a.m. E.T. to discuss the first quarter results.

News Release May 9, 2006

Conference Call Information:
Local and Toll Free (North America):	866-249-5221
International:	+1 416-644-3419
Participant Audio Webcast:	www.yamana.com

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in mineral areas in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Chuck Main Chief Financial Officer (416) 945-7354 E-mail: cmain@yamana.com

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

News Release May 9, 2006

the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

News Release May 9, 2006

YAMANA GOLD INC.
For the first quarter ended March 31, 2006

Management’s Discussion and Analysis of Operations and Financial Condition
(US dollars, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés gold mine in Honduras. The total purchase price was approximately $53.5 million, comprised of approximately 5.8 million Yamana common shares (0.12 of a common share for each RNC share) and other transaction costs and adjustments. The Company also paid $18.9 million in cash for the purchase of the San Andrés Mine.

The purchase price was calculated as follows:
Purchase of RNC shares (4,910,283 common shares)
Purchase of 75% of Minosa (San Andrés Mine)
Purchase of RNC (Honduras) Limited
Estimated transaction costs
Fair value of options and warrants acquired
$ 25,494 18,903 4,528 4,170 422
53,517

The purchase price was allocated as follows: Net working capital acquired	(3,245)
Property, plant and equipment, net	(14,303)
Mineral properties and other assets	(29,233)
Long-term liabilities	3,406

(43,375)
Pre-tax purchase price over carrying value	10,142

Future income tax	6,727
Excess of purchase price over carrying value of assets acquired	$ 16,869

These transactions have resulted in the addition to the Company of the San Andrés Mine and the La Libertad Mine along with the Cerro Quema development stage property.

News Release May 9, 2006

The acquisition has been recorded in accordance with the purchase method of accounting for acquisitions under Canadian generally accepted accounting principles. The assets acquired and liabilities assumed under the transaction have been recorded by the Company at their fair market values as of the date of acquisition, February 28, 2006.
Subsequent to the quarter end, the Company initiated a program to sell certain assets including the La Libertad Mine. Accordingly, the Company has segregated those assets as assets held for sale on the balance sheet as at March 31, 2006. The following table presents financial information on these assets held for sale: (in thousands of dollars)

March 31, 2006
Current assets	$ 4,053
Capital assets 1)	21,726
Total assets held for sale	25,779
Current liabilities	(4,578)
Long term liabilites	(2,193)
Net assets held for sale	$ 19,008

1) Primarily property plant and equipment and mineral properties

The net revenue and expenses from these assets is included in the income statement as loss from operations held for sale.

Sale of Argentine Assets

During the quarter, the Company completed the sale of its Argentine assets for total consideration comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. Total consideration included $350,000 and 8.0 million common shares and 4.0 million common share purchase warrants of Hidefield plc, the purchaser. Additional consideration in late 2006 will also be provided. The Company has recorded an investment in Hidefield plc, the purchaser, in the amount of $1.5 million and additional consideration of $2.5 million included in other assets. The Company did not record a gain or loss upon conclusion of this transaction. There were no material operations related to the Argentine assets held for sale during the quarter and for the comparative period ended March 31, 2005.

Subsequent Events

Acquisition Desert Sun Mining

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. and thereby acquired the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro Mine and its C1 Santa Luz pre-feasibility project.
The acquisition was completed by way of a court approved Plan of Arrangement whereby each Desert Sun Mining common share was exchanged for 0.6 of a Yamana common share. All Desert Sun Mining options and warrants became exercisable for common shares of the Company based on the exchange ratio.

News Release May 9, 2006

The Jacobina Mine is expected to produce approximately 93,000-100,000 ounces of annual production in 2006 increasing to 250,000 ounces annually in 2008.
As this acquisition was completed subsequent to the quarter end, production and financial results from the Jacobina Mine are not included in the Company’s financial statements for the quarter. However, the Jacobina Mine produced 18,974 ounces in the quarter for an average production rate of 6,325 ounces per month. Production increased to 8,200 ounces in April 2006 which is the first month in which the Jacobina Mine was integrated into Yamana’s operations. Operating and financial results relating to the Jacobina Mine will be reflected beginning in the second quarter of this year.

Equity Financing

On May 2, 2006, the Company completed a public offering of 17.4 million common shares at a price of C$11.50 per share for total gross proceeds of C$200.1 million. Proceeds from the offering will be used to further advance the Company’s mineral properties and potential acquisitions and have been used for repayment of outstanding debt (further discussed below) and for other general corporate purposes.

Repayment of Notes Payable

On May 5, 2006, the Company utilized a portion of funds raised through the public offering completed on May 2, 2006 to repay the balance outstanding under the senior secured note facility, including accrued interest and prepayment fees, totalling $116.4 million. As part of this arrangement, the lender agreed to exercise previously issued common share purchase warrants that it held for total gross proceeds of C$21.9 million. These warrants were issued to the lender as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. The Company also issued 4,885,621 million new Yamana common share purchase warrants for the prepayment option and in relation to the early exercise of the existing warrants. The new warrants have an exercise price of C$19.08 per share and a term of five years. Upon their exercise, the Company would receive additional funds of C$93.2 million. Currently capitalized deferred financing costs and the early repayment charges will be charged to earnings in the second quarter of 2006.

Overview of Financial Results

The following chart summarizes gold production and cash costs per ounce for the quarter ended March 31, 2006 with comparatives for the quarter ended March 31, 2005:

	Quarter ended March 31, 2006			Quarter ended March 31, 2005
	Production (oz.)	Cash costs per oz. (a non-GAAP measure	)	Production (oz.	)	Cash costs per oz. (a non-GAAP measure	)
Total Production
Brazil
Fazenda Brasileiro	17,743	$353		19,059		$263
Fazenda Nova	9,549	$216		-		-
Total Brazil	27,292	$305		19,059		$263
Central America (i)
San Andrés	20,714	$271		-		-
Total Central America	20,714	$271		-		-
	48,006	$290		19,059		$263

Pre-commercial Production
Fazenda Nova	-	-		5,229		-
Sao Francisco Pilot Plant	1,187	-		1,222		-
	1,187	-		6,451		-
Total Production	49,193	-		25,427		-
Pro-forma Adjustments for Pre-acquisition Production

Jacobina (ii)	18,974	-		-		-

Pro-forma Production	68,167	-		25,510		-

(i)	From January to February 2006 a total of 13,987 ounces were produced. The balance represents production in March 2006 which is after completion of the acquisition
(ii)	Three month’s production (January to March 2006)
(iii)	Production of 6,792 ounces from La Libertad for the three months ended March 31, 2006 (of which 2,504 ounces was produced subsequent to acquisition) is not included

Commercial production for the quarter increased by 78% relative to the comparative quarter ended March 31, 2005 both through internal growth and acquisitions. Total production for the quarter of 34,019 ounces of gold is accounted for in the Company’s financial results which include one month’s production from the San Andrés Mine acquired end of February 2006. Pro-forma production including a full quarter of

News Release May 9, 2006

production from the San Andrés and Jacobina Mine was 68,167 ounces of gold. Additionally, 6,792 ounces of gold were produced during the quarter (2,504 ounces of gold in March) from the La Libertad Mine which is currently held as an asset for sale.
Commercial production for the quarter from the Brazilian mines was 27,292 ounces at combined cash costs of $305 per ounce. Commercial production from the San Andrés Mine since the date of acquisition was 6,727 ounces at cash costs of $308 per ounce. Combined cash costs for the quarter were $305 and combined cash costs for the quarter including the month’s production from the San Andrés Mine before completion of the acquisition were $290 per ounce. This compares to commercial production of 19,059 ounces and combined cash costs of $263 for the comparative quarter ended March 31, 2005.
The Company recorded adjusted earnings of $5 million for the quarter ended March 31, 2006, adjusted for certain non-cash items including foreign exchange gains, an unrealized loss on commodity contracts and future income tax expense on foreign currency translations. The following table reconciles adjusted net earnings for the quarter to the net loss of $5.9 million per the consolidated statement of operations.

(A non-GAAP measure, in thousands of US dollars)	March 31, 2006	March 31 2005
Net (loss) income per consolidated statement of operations	$(5,907)	$292

(Gain) loss on foreign exchange	(3,493)	278
Unrealized loss on commodity contracts	8,896	--
Future income tax expense on foreign currency translation	5,490	150
Adjusted net earnings	$4,986	$720
Adjusted net earnings per share	$0.03	0.01
(i) Not tax affected as existing loss carry-forwards are available to shelter additional income.

The Company recorded adjusted net earnings per share for the quarter of $0.03 after taking into consideration certain non-cash adjustments as stated above and a net loss per share of $0.03 per the consolidated statement of operations. This compares to adjusted net earnings per share of $0.01 and net earnings of $Nil per share per the consolidated statement of operations for the comparative quarter ended March 31, 2005.
An unrealized non-cash loss of $8.9 million was recognized during the quarter on the mark-to-market of copper hedging instruments entered into during fiscal 2005 for 50 million pounds of copper production for 2007. These financial instruments were structured to hedge against the risk of declining copper prices, while permitting the Company to participate in market price increases at prices exceeding $1.67.
Revenue in the amount of $17.1 million was recognized during the quarter from the sale of 30,920 ounces of gold from the Fazenda Nova, Fazenda Brasileiro and San Andrés Mines. The latter mine was acquired on February 28, 2006 and consequently

News Release May 9, 2006

only one month of sales activity is included in mine operating earnings for the quarter. Additionally, a total of 2004 ounces were sold from La Libertad Mine in March 2006. Revenue recognized for the comparative quarter ended March 31, 2005 was $7.9 million from the sale of 18,549 ounces from the Fazenda Brasileiro Mine.
Mine operating earnings for the quarter were $5.2 million, an increase of 225% from mine operating earnings of $1.6 million for the comparative quarter ended March 31, 2005. Mine operating earnings for the quarter consist of earnings from the Fazenda Brasileiro and the Fazenda Nova Mines as well as one month’s earnings from the San Andrés Mine. Mine operating earnings for the comparative quarter reflect solely earnings from the Fazenda Brasileiro Mine.
Net earnings for the quarter included a foreign exchange gain in the amount of $3.5 million, interest income of $1.4 million, general and administrative expenses of $3.5 million and an income tax expense of $2.7 million.
The exchange gain of $3.5 million arose primarily in Brazil as the Real strengthened vis-à-vis the US dollar during the quarter from an average of 2.25 during the quarter ended December 31, 2005 to 2.19 during the quarter ended March 31, 2006, an increase of 2.7%.
The Company continues to hold excess cash primarily in Brazilian Reais and Canadian dollars and earn interest income at an average rate of 17% during the quarter on surplus funds held in Brazil providing an economic hedge mitigating the effects of the appreciation of the Real against the US dollar. Interest income earned during the quarter was $1.4 million.
General and administrative costs for the quarter were $3.4 million, representing a decrease of 18% relative to the quarter ended December 31, 2005 and an increase of 100% relative to the comparative quarter ended March 31, 2005. Increases in general and administrative expenses relative to the comparative quarter ended March 31, 2005 are reflective of growing operations.
As the Real continued to strengthen during the quarter, an income tax expense arose on the revaluation of the US dollar denominated inter-corporate debt. A deferred income tax expense of $2 million was recognized in Brazil. This future income tax expense is net of a $5.5 million future income tax impact in respect to foreign currency translations including inter-corporate debt. The tax will be only realized on the repayment of the debt and is dependent on the exchange rate at the time of the repayment.
Cash and cash equivalents at the end of the quarter were $96.4 million.
  Cash flow generated from operations was $7.9 million before reductions in non-cash working capital items of $8 million for the quarter ended March 31, 2006 and an outflow of $108,000 after adjustments for non-cash working capital items. The non cash working capital movement outflow relates to increases in accounts receivables and inventory. Receivables have increased due to increased levels of revenue and increased inventories relate to the timing of gold sales. This compares to $1.2 million for the comparative quarter ended March 31, 2005 after reductions of $2.7 million for non-cash working capital items.
Capital expenditures for the quarter on property, plant and equipment and mineral properties were $57.5 million, of which $37 million was spent on the construction of the São Francisco project and the Chapada copper-gold project (excluding the impact in the change in inventory, accounts payable and accrued liabilities) and $3.1 million was spent on exploration.

News Release May 9, 2006

    The table below presents selected quarterly financial and operating data:

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Financial results (in thousands of dollars) (i) (ii) (iii)
Revenue	$17,074	$16,655	$10,749	$10,785
Net earnings (loss) for the period	$(5,907)	$(73)	$3,246	$(7,576)

Per share financial results (i) (ii) (iii)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.00)	$0.02	$(0.06)

Financial position (in thousands of dollars)
Total assets	$592,954	$465,697	$345,206	$289,433
Total long-term liabilities	$184,689	$119,281	$118,557	$113,586

Gold sales (ounces): (iv)
Brazil
Fazenda Brasileiro	15,109	19,257	16,137	18,131
Fazenda Nova	9,484	15,463	8,809	7,426
Total Brazil	24,593	34,720	24,946	25,557
Central America (v)
San Andrés	6,327	-	-	-
	30,920	34,720	24,946	25,557

Gold production (ounces)
Commercial production
Brazil
Fazenda Brasileiro	17,743	17,810	19,558	18,143
Fazenda Nova	9,549	12,740	10,364	5,676
Total Brazil	27,292	30,550	29,922	23,819
Central America (v)
San Andrés	6,727	-	-	-
-			-	-
Total Central America	6,727	-	-	-
	34,019	30,550	29,922	23,819
Pre-operating production
Fazenda Nova	-	-	-	2,150
Sao Francisco Pilot Plant	1,187	1,212	1,033	1,376
	1,187	1,212	1,033	3,526
Pro-forma adjustments:
Pre-acquisition production (ounces) :
San Andrés	13,987	-	-	-
Jacobina	18,974	-	-	-
Total pro-forma production	32,961	-	-	-
Total production	68,167	31,762	30,955	27,345

Post acquisition production from operations held for sale (ounces):
La Libertad	2,504	-	-	-
	2,504	-	-	-

News Release May 9, 2006

Non-GAAP measures (vi)
Per ounce data
Cash costs per ounce produced
Brazil
Fazenda Brasileiro	$353	$357	$332	$330
Fazenda Nova	$216	$177	$215	$265
Total Brazil	$305	$282	$291	$314
Central America (v)
San Andrés	$271	-	-	-
Average production cost	$290	$282	$291	$314

Average gold price realized
Brazil
Fazenda Brasileiro	$552	$483	$436	$426
Fazenda Nova	$567	$487	$433	$427
Average Brazil	$557	$485	$435	$426
Central America (v)
San Andrés	$553	-	-	-
Average price realized	$552	$485	$435	$426

Operating statistics
Gold ore grade (g/t)
Brazil
Fazenda Brasileiro	2.40	2.31	2.47	2.33
Fazenda Nova	0.89	0.87	0.86	0.90
Central America (v)
San Andrés	0.74	-	-	-
La Libertad	1.58	-	-	-
Gold recovery rate (%)
Brazil (v)
Fazenda Brasileiro	88.2	88.3	89.6	89.6
Fazenda Nova	80.0	90.0	78.0	83.0
Central America (v)
San Andrés	75.0	-	-	-
La Libertad	54.0	-	-	-

News Release May 9, 2006

	March 31, 2005	December 31, 2004	September 30. 2004	June 30, 2004

Financial results (in thousands of dollars) (i) (ii) (iii)
Revenue	$7,850	$10,305	$8,827	$13,298
Net Earnings (loss) for the period	$292	$804	$6	$1,973

Per share financial results (i) (ii) (iii)
Basic and diluted earnings (loss) per share	$0.00	$0.01	$0.00	$0.02

Financial position (in thousands of dollars)
Total assets	$177,902	$177,106	$101,196	$96,363
Total long-term liabilities	$8,924	$9,572	$8,145	$7,240

Gold sales (ounces): (iv)
Fazenda Brasileiro	18,549	23,982	22,246	33,594

Gold production (ounces)
Commercial production
Fazenda Brasileiro	19,059	20,854	23,214	34,099

Pre-operating production
Fazenda Nova	5,229	2,745	104	-
Sao Francisco pilot plant	1,222	846	1,157	1,211
	6,451	3,591	1,261	1,211
Total production	25,510	24,445	24,475	35,310

Non-GAAP measures (vi)
Per ounce data
Cash costs per ounce produced
Fazenda Brasileiro	$263	$224	$215	$188

Average gold price realized
Fazenda Brasileiro	$427	$434	$401	$396

Operating statistics
Gold ore grade (g/t)
Fazenda Brasileiro	2.66	2.82	3.07	3.44
Gold recovery rate (%)
Fazenda Brasileiro	90.4	92.5	92.4	95.5

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)	Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.
(iii)
Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the quarters ended March 31, 2006 and December 31, 2005 include unrealized non-cash losses on commodity contracts of $8.9 and $8.6 million respectively.

(iv)	During commercial production.
(v)	Acquired February 2006
(vi)	A cautionary note regarding non-GAAP measures follows this Management Discussion and Analysis

Mine Operations

Mine operating earnings for the quarter consisted of mine operations from the Fazenda Nova Mine, the Fazenda Brasileiro Mine and one month’s operations from the San Andrés Mine. Mine operating earnings for the quarter were $5.2 million. In conjunction with the Company’s decision to sell La Libertad, the operating results of La Libertad have been presented separately on the income statement as loss from operations held for sale. The following is a breakdown of mine operating earnings for the quarter by mine (in thousands of US dollars):

	March 31,	March 31,
	2006	2005
Fazenda Nova	$2,521	$-
Fazenda Brasileiro	1,689	1,554
San Andrés	968	-
	$5,178	$1,554

A total of 79,960 ounces were produced on a pro forma basis assuming the acquisition of RNC Gold Inc. and Desert Sun Corp. as at January 1, 2006. Of this, 34,019 ounces are commercial production ounces accountable post acquisition, 2,504 ounces from La Libertad mine held for sale post acquisition, 18,275 ounces are from RNC Gold Inc. pre acquisition (the San Andrés and La Libertad mines) and 18,974 ounces from are from Jacobina and 1,187 ounces from the Sao Francisco pilot plant.
A total of 32,924 ounces were sold during the quarter ended March 31, 2006 including 2,004 ounces sold from La Libertad Mine. Additionally, 804 ounces were sold from the Sao Francisco pilot plant. This compares to total ounces sold for the comparative quarter of 24,400 of which 18,549 ounces were sold from the Fazenda

News Release May 9, 2006

Brasileiro Mine and reflected in earnings for the comparative quarter. The remaining 5,851 ounces were sold from the Fazenda Nova Mine and the São Francisco pilot plan for which proceeds from the sale were credited against pre-operating and mine development costs.
Average cash costs for the quarter were $306 per ounce on commercial production from the Fazenda Nova Mine, the Fazenda Brasileiro Mine and the San Andrés Mine. This compares to average cash costs for the comparative quarter of $263 per ounce, representing an increase of 16%. This compares to an increase of 29% in the average realized gold price during the quarter. Pro forma unit cash costs per ounce produced including San Andrés from January 1, 2006 are $290 for the quarter ended March 31, 2006.
Inventory as at March 31, 2006 was $33.3 million compared to $11.4 million as at December 31, 2005. Inventory increased during the quarter due to; Sao Francisco gearing up to declare commercial production, ore being stockpiled at Chapada and inventory acquired on the acquisitions.

Fazenda Nova Mine

A total of 9,549 ounces of gold were produced during the quarter. The Fazenda Nova Mine was in the preproduction phase during the comparative quarter ended March 31, 2005 with pre-commercial production of 5,229 ounces of gold during that period. Commercial production for The Fazenda Nova Mine was declared effective May 1, 2005.
Cash costs for the quarter from the Fazenda Nova Mine were $216 per ounce. This compares to $177 for the quarter ended December 31, 2005, an increase of 22%. Average cash costs increased from the prior quarter mainly due to the processing of lower grade run of mine material due to the commencement of the rainy season.

The following table summarizes the major components of total average cash costs per ounce for the Fazenda Nova Mine for quarter ended March 31, 2006:

	Cash cost /oz. (A non-GAAP measure)	Percentage of cash cost / oz.
Mining	$75	35%
Crushing, agglomeration and stacking	63	29%
Leaching and solution neutralization	14	6%
Recovery plant	11	5%
General and administrative	27	13%
Refining	10	5%
Other	16	7%
Total	$216	100%

The average ore grade for the quarter from the Fazenda Nova Mine was 0.89 g/t which is consistent with feasibility study grade expectations. This compares to 0.87 g/t during the quarter ended December 31, 2005.
The average recovery rate for the quarter from the Fazenda Nova Mine was 80%.

News Release May 9, 2006

Fazenda Brasileiro Mine

A total of 17,743 ounces of gold were produced during the quarter at an average cash cost of $353 per ounce. This compares to 17,810 ounces of gold produced during the quarter ended December 31, 2005 at an average cash costs of $357 per ounce. A total of 19,059 ounces of gold were produced during the comparative quarter ended March 31, 2005 at an average cash cost of $263 per ounce.
Cash costs for the quarter were affected by the appreciation of the Brazilian Real vis-à-vis the US dollar. Real denominated cash costs per ounce decreased by 4.4% relative to the quarter ended December 31, 2005. This was accomplished through cost cutting measures that were implemented in the prior year including manpower reductions, a move to Company drilling rather than contract drilling, increasing the proportion of parts purchased in Brazil and an increased focus on cost effective purchasing.
The following table summarizes the major components of total average cash costs per ounce for the Fazenda Brasileiro Mine for the period ended March 31, 2006:

	March 31, 2006
	Cash cost / oz. (A non-GAAP measure)	Percentage of cash cost / oz.
Mining	$192	54%
Milling	108	31%
General and administrative	38	11%
Other (i)	15	4%
Total	$353	100%

(i) Includes by-product revenues

The average plant recovery rate during the quarter was 88.2% which is consistent with that of the quarter ended December 31, 2005. Since the cessation of processing carbonaceous ore in January the recovery rate has increased to 91-92%. An aggregate of 260,300 tonnes were milled during the quarter in comparison to 271,200 tonnes milled during the quarter ended December 31, 2005. The recovery rate for the comparative quarter ended March 31, 2005 was 90.4% on 246,000 tonnes of ore milled.
The average ore grade for the period increased by 4% during the quarter from an average of 2.31 g/t during the quarter ended December 31, 2005 to an average of 2.4 g/t for the quarter ended March 31, 2006. The grade for the month of March 2006 was 2.6 g/t. The average ore grade for the comparative quarter ended March 31, 2005 was 2.66 g/t.

São Francisco Mine

It is anticipated that São Francisco will achieve commercial production mid 2006. Heap leaching of ore commenced in March and the gravity plant is now fully operational.

News Release May 9, 2006

Sao Francisco produced 2,509 ounces in the quarter, principally in March and the gravity circuit plant is now fully operational. Production from heap leaching of ore is expected in May. Total amount of material moved during the quarter was 2.7 million tonnes of which 0.9 million tonnes was ore at an average grade of 0.76 grams per tonne, and 1.7 million tonnes was waste. Grades and volumes are expected to increase as the operation ramps up.
Total construction expenditures project to date as at March 31, 2006 were $73.8 million or R$172.4 million (including amounts in payables).
Real denominated construction expenditures are 14% over budget. This increase of 14% was largely due to higher steel prices, an extension of the power line and an increase in materials related to the intermediate stockpile for the crusher plant which was not contemplated in the feasibility study.
Assets under construction as at March 31, 2006 in respect to the São Francisco Mine were $72.3 million and include capitalized pre-commercial production operations.

San Andrés Mine

A total of 20,714 ounces of gold were produced from the San Andrés Mine during the three month period ended March 31, 2006 of which 6,727 ounces were produced in March (subsequent to the acquisition by the Company). Production for March was lower than the prior two months pending repair of one of the pumps for the heap leach pads which was completed in early April.
Average cash costs for the three month period ended March 31, 2006 were $270 per ounce and $308 per ounce for the month of March, 2006. The ore grade for March was down as the mine has decreased its cut-off grade due to the higher gold price. It is anticipated that the lowering of the cut-off grade will have a positive impact on the ore tonnage of San Andrés reserves and resources along with recent positive exploration results.
The average ore grade for the three month period was 0.79 g/t and 0.74 g/t for the month of March. The average recovery rate for the month of March was 75%.

Liquidity and Capital Resources

Cash and cash equivalents as at March 31, 2006 were $96.4 million compared to $151.6 million as at December 31, 2005.
The decrease in cash during the quarter is indicative of ongoing construction initiatives at Chapada and recent acquisitions.
Working capital as at March 31, 2006 was $94.9 million compared to $139 million as at December 31, 2005.
Cash flow generated from operations for the quarter was $7.9 million before a reduction of $8 million for non-cash working capital items compared to $1.2 million before a reduction of $2.7 million for non-cash working capital items for the comparative quarter ended March 31, 2005. Cash flow from operations for the quarter consists of operating results from the Fazenda Brasileiro, Fazenda Nova and one month of operations from the San Andrés and La Libertad mines. Operating cash flow for the quarter prior to changes in non-cash working capital items was an outflow of $108,000compared to an outflow of $1.4 million for the comparative period ended March 31, 2005.

News Release May 9, 2006

Cash used in investing activities were $60.4 million for the quarter ended March 31, 2006. An aggregate of $57.5 million was spent during the quarter on capital items. These are summarized below:

(In thousands)	Three months
Construction of São Francisco (i)	$14,752
Construction of Chapada (ii)	36,123
Capitalized exploration	3,070
Capital expenditures at Fazenda Brasileiro	1,905
Capital expenditures at Fazenda Nova	693
Feasibility studies	519
Other	425
Total	$57,487

(i)	Net of the movement in inventory (outflow of $9.8 million), accounts payable and accrued liabilities (inflow of $728,000)
(ii)	Net of the movement in inventory (outflow of $10 million), accounts payable and accrued liabilities (outflow of $429,000)

Cash outflows from investing activities for the comparative quarter were $19.3 million.
Cash flow from financing activities was $5.3 million which compares to an outflow of $100,000 for the comparative period ended March 31, 2005. Cash flow from financing activities consists of funds received on the exercise of stock options and warrants.
Subsequent to the quarter end, the Company completed an equity financing on the issue of 17.4 million common shares at a price of C$11.50 per share for total gross proceeds of C$200.1 million.
Funds from the equity financing were used for the early repayment of the Company’s $100 million senior secured note facility bearing interest at a rate of 10.95% per annum and 12.45% per annum during the two year interest deferral period. The loan would otherwise have been payable in full and mature on April 28, 2011. In conjunction with the repayment, the lender exercised previously issued common share purchase warrants for total gross proceeds of C$21.9 million. These warrants were issued as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. Additionally, the Company issued 4.9 million common share purchase warrants with an exercise price of C$19.08 per share and a five year term in relation to the prepayment option. Upon their exercise, the Company would receive additional funds of C$93.2 million. The deferred financing costs incurred in respect of these notes and the early repayment fee will be expensed during the second quarter of 2006. It is estimated that this will result in a change to earnings of approximately $25 million.

News Release May 9, 2006

Equity

As at March 31, 2006, the Company had 199.4 million common shares outstanding compared to 191.3 million as at December 31, 2005. During the quarter the Company issued 5.8 million shares in connection with the acquisition of RNC Gold Inc and an additional 2.2 million shares in respect to the exercise of stock options and warrants.
As at March 31, 2006, the Company had a total of 6.4 million (December 31, 2005 - 5.3 million) share purchase warrants outstanding at a weighted average exercise price of C$3.85 (December 31, 2005 - C$4.43) per share and a weighted average life of 3.39 years (December 31, 2005 - 3.87 years).
Shareholders’ equity as at March 31, 2006 was $345.3 million compared to $315 million as at the fiscal year ended December 31, 2005.
A total of 6.2 million (December 31, 2005 - 7.95 million) stock options were outstanding as at March 31, 2006. Stock options outstanding as at March 31, 2006 had a weighted average exercise price of C$3.45 per share (December 31, 2005 - C$2.67 per share) and a weighted average life of 7.61 years (December 31, 2005 - 8.16 years). An aggregate of 2.0 million stock options were exercised during the quarter ended March 31, 2006.
On March 23, 2006 the Board of Directors granted 8.5 million options with an exercise price per share of C$9.65 subject to shareholder approval. On May 2, 2006, the shareholders approved the grant. Under current accounting guidelines the value of these options will be accounted for as a non-cash expense in the second quarter. The value will be determined using the Black-Scholes option pricing model. for valuing options.

General and Administrative Expenses

General and administrative expenses were $3.5 million for the quarter ended March 31, 2006. This compares to $4.1 million for the quarter ended December 31, 2005, and $1.7 million for the comparative quarter ended March 31, 2005. The increase in general and administrative expenses is a result of growing operations. The Company continues to build its infrastructure and personnel reflecting the construction of the São Francisco and Chapada projects and recent acquisitions.

Copper Hedge

In 2005, the Company implemented an economic copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold project and manage the Company’s exposure to copper prices, thus protect future earnings and cash flows from a decline in the market price of copper.
These economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles, however, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. As accounting rules preclude the Company from reflecting the economic substance of these transactions, mark-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of these financial instruments will cause net earnings to fluctuate period to period. The Company has recorded an unrealized loss of $8.9 million during the quarter

News Release May 9, 2006

in this regard and the balance sheet reflects a liability of $17.5 million. This unrealized loss represents the loss the Company would have realized had it closed out its contracts on March 31, 2006 under metal price assumptions prevailing at that time. It does not represent an estimate of future losses or gains nor does it represent an economic obligation for the Company.
The Company continues to evaluate the benefit of further hedging a portion of 2008 forecast production.

Foreign Exchange

A foreign exchange gain of $3.5 million was recognized during the quarter ended March 31, 2006. Approximately $3.8 million was recognized in Brazil which was partly offset by a loss in Canada of $0.3 million. A foreign exchange gain was recognized on a monetary net asset position in Brazil as at March 31, 2006
The Real-US dollar exchange rate as at March 31, 2006 was 2.17 compared to 2.34 as at December 31, 2005, an appreciation of 7%.
The Company holds cash reserves in both Canadian and US dollars and in Brazilian Reais. As at quarter end, the Company held US$1.7 million, C$92.6 million, R$26.6 million, Nicaraguan Cordobas of US dollar equivalent of $0.2 million and Honduran Lempiras of US dollar equivalent of $1.75 million. During this environment of a strong Real, the Company plans to hold the majority of its funds in Canadian dollars and Brazilian Reais.
The Company’s revenues are denominated in US dollars. However, the Company’s expenses are incurred predominantly in Brazilian reais and to a lesser extent in Canadian and US dollars. Accordingly, fluctuations in the exchange rates could significantly impact the results of operation.

Income Taxes

The income tax provision on the consolidated financial statements for the quarter ended March 31, 2006 reflects a Brazilian income tax expense of $2.3 million. The Brazilian net tax expense is comprised of recoverable cash taxes in the amount of $0.3 million and a future income tax liability in Brazil of $2.0 million. Additionally, an income tax expense of $275,000 was recognized in Honduras and $44,000 in Canada.
As the Real continued to strengthen vis-à-vis the US dollar, a future income tax expense of approximately $5.5 million arose during the quarter in Brazil on the revaluation of US dollar denominated inter-corporate debt and other foreign currency translations. The inter-corporate debt is eliminated on consolidation. The Real increased in value vis-à-vis the US dollar by 7% as at December 31, 2005 compared to the rate at March 31, 2006. Similarly, if the Real were to weaken against the US dollar, the Company would recognize a future income tax benefit on its consolidated financial statements on the revaluation of the US dollar denominated inter-corporate debt. The income tax expense will be reported from period to period and will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

News Release May 9, 2006

Contractual Commitments (In thousands)

Year	2006	2007	2008	2009	2010 and thereafter

Office leases	$372	$415	$283	$273	$273
Fazenda Brasileiro
Mine operating
and service
contracts	4,906	734	-	-	-
Fazenda Nova
Mine operating
and service
contracts	4,902	2,440	1,676	1,676	698
Chapada
construction
service
contracts	22,030	1,369	257	-	-
São Francisco
Construction
Service
contracts	4,277	728	728	182	-

	$36,487	$5,686	$2,944	$2,131	$971

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued directors’ fees of $34,000 during the three month period ended March 31, 2006 (March 31, 2005 - $19,000). These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

Chapada Copper-Gold Project

Commencement of production from the Chapada copper-gold mine is expected during the fourth quarter of 2006. Production from the Chapada copper-gold mine is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable

News Release May 9, 2006

gold per year in concentrate for the first five years of operation. Total life of mine production is forecast at 2.0 billion pounds of copper and 1.3 million ounces of gold.
Construction costs expended during the quarter ended March 31, 2006 was $27 million excluding a net movement in inventory and accounts payable of $9.1 million. Total project cash costs to date are $113 million and assets under construction as at March 31, 2006 including capitalized interest and deferred financing fees was 122.1 million. A total of $3.2 million interest was capitalized to construction costs during the quarter and a total of $0.5 million of deferred financing fees were charged to construction costs during the quarter.
Approximately 73.2% of total budget costs were committed as at March 31, 2006. The most significant construction costs incurred during the quarter include the following:
• Completed civil construction in the crusher area including the truck dump hopper;
• Continued construction of main substation and electrical room;
• Continued pouring foundations for the main transmission line
• Started truck shop construction
•	Near completion of the floor, ceiling and walls for the concentrate storage building;

Most significant construction contracts awarded during the quarter related to the process plant.

Outlook

The Company has revised guidance for estimated gold production and cash costs for 2006 largely as a result of recent acquisitions. Guidance was initially provided in January 2006. Estimated gold production and average cash costs from the Company’s properties are as follows:

Gold Production Estimates	2006E

Fazenda Brasileiro	80-85,000
Fazenda Nova	30-38,000
São Francisco	109-120,000
Jacobina	93-100,000
San Andrés	65-70,000
Chapada	15-19,000
392-432,000
La Libertad	25-35,000

Total	417-467,000

Average Projected Total Cash Costs per ounce	$275-295

News Release May 9, 2006

Cash costs assume copper will be treated as a by-product credit and in 2006. Prorated copper production for 2006 at Chapada is 15 million pounds.
Production from the La Libertad Mine is included pending the sale of the mine. Production at La Libertad would add an additional 45-50,000 ounces after 2006 as a result of development work and improvements in recoveries undertaken this year. Production this year is being reduced as efforts are undertaken to add an additional crushing unit and as the mine transitions to permanent leach pads to improve recoveries.
Guidance previously provided for 2007 and 2008 remains unchanged although a two phase expansion is being undertaken at the Jacobina Mine which would increase mill throughput initially to 6,500 tonnes per day and then to 10,000 tonnes per day for annual production of 150,000 ounces and 250,000 ounces, respectively. Since the acquisition of the Jacobina Mine, the Company has been evaluating the feasibility of increasing throughput from the current 4,200 tonnes per day, which results in annual production of approximately 100,000 ounces of gold, directly to 10,000 tonnes per day which would result in annual production of 250,000 ounces of gold, in advance of the planned date of 2008.

Contingency

In 2005, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables as at March 31, 2006 of approximately $1.7 million including penalties. The Company has not recorded an accrual at March 31, 2006 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

• Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated  based on the Company’s interpretation of current regulatory requirements.

News Release May 9, 2006

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties is impacted by estimates of  reserves and resources. There are numerous uncertainties inherent in estimating  mineral reserves and mineral resources. Differences between management’s  assumptions and market conditions could have a material effect in the future on the  Company’s financial position and results of operation.

• Reserve estimates
The figures for reserves and resources are determined in accordance with National  Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the  Canadian Securities Administrators. There are numerous uncertainties inherent in  estimating mineral reserves and mineral resources, including many factors beyond  the Company’s control. Such estimation is a subjective process, and the accuracy of  any reserve or resource estimate is a function of the quantity and quality of available  data and of the assumptions made and judgments used in engineering and geological  interpretation. Differences between management’s assumptions including economic  assumptions such as metal prices and market conditions could have a material effect  in the future on the Company’s financial position and results of operation.

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US dollar.
Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian reais and Canadian dollars and revenues are earned in US dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US dollar over short-term periods.
Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

News Release May 9, 2006

Changes in Accounting Policies

There were no changes in accounting policies during the period ended March 31, 2006.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2006 and December 31, 2005 and results of operations for the period ended March 31, 2006 and for the period ended March 31, 2006. This Management’s Discussion and Analysis has been prepared as of May 8, 2006. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the period ended March 31, 2006 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2005 and the most recent Annual Information Form for the period ended December 31, 2005 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Non-GAAP Measures

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided

News Release May 9, 2006

formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.
The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss, (c) future income tax expense and (d) unrealized gains (losses) on commodity contracts. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

News Release May 9, 2006

Yamana Gold Inc.
Consolidated Balance Sheets
As at the Periods Ended
(In thousands of U.S. Dollars, unaudited)

	March 31,	December 31,
	2006	2005

Assets
Current
Cash and cash equivalents	$96,394	$151,633
Receivables, advances and deposits	9,970	6,160
Inventory (Note 4)	33,317	11,353
Income taxes recoverable	1,444	1,261
Current assets held for sale (Note 3)	4,053	-

	145,178	170,407
Capital
Property, plant and equipment (Note 5)	32,964	24,992
Assets under construction (Note 6)	194,647	154,345
Mineral properties (Note 7)	98,457	61,506
Capital assets held for sale (Note 3)	21,726	5,667

	347,794	246,510
Other
Investments	3,716	2,259
Loans receivable (Note 2)	-	18,986
Other assets (Note 8)	26,476	20,974
Future income tax assets	6,790	6,561

	$529,954	$465,697

Liabilities
Current
Accounts payable and accrued liabilities	$25,491	$22,827
Derivative related liabilities	17,511	8,615
Income taxes payable	2,683	-
Current liabilities associated with assets held for sale (Note 3)	4,578	-

	50,263	31,442
Long term
Notes payable (Note 9)	111,453	106,847
Asset retirement obligation	9,262	8,012
Future income tax liabilities	11,518	2,922
Long term liabilities associated with assets held for sale (Note 3)	2,193	1,500

	184,689	150,723

Shareholders' Equity
Capital Stock
Issued and outstanding
199,403,427 common shares (December 31,2005 - 191,341,932 shares) (Note 10i)	346,177	310,409
Shares to be issued (Note 10ii)	636	-
Share purchase warrants and other (Note 11)	3,925	3,737
Contributed surplus (Note 10iii)	4,282	4,676

Deficit	(9,755)	(3,848)

	345,265	314,974

	$529,954	$465,697

The accompanying notes are an integral part of the financial statements.
Approved by the board
-		-

SIGNATURE	SIGNATURE
Peter Marrone	Victor Bradley
Director	Director

Yamana Gold Inc. Consolidated Statements of Operations and Deficit
For the three months ended
(In thousands of U.S. Dollars, unaudited)

	March 31,	March 31,
	2006	2005

Sales	$17,074	$7,850
Cost of sales	(9,429)	(5,019)
Depreciation, amortization and depletion	(2,367)	(1,198)
Accretion of asset retirement obligation	(100)	(79)

Mine operating earnings	5,178	1,554

Expenses
General and administrative	(3,370)	(1,681)
Foreign exchange gain (loss)	3,493	(278)

Operating earnings (loss)	5,301	(405)
Investment and other business income	1,444	238
Unrealized loss on commodity contracts (Note 13)	(8,896)	-
Loss from operations held for sale (Note 3)	(1,101)	-

Loss before income taxes	(3,252)	(167)

Income tax (expense) recovery (Note 14)	(2,655)	459

Net (loss) earnings	(5,907)	292

(Deficit) retained earnings, beginning of period	(3,848)	263

(Deficit) retained earnings, end of period	$(9,755)	$555

Basic and diluted (loss) earnings per share	$(0.03)	$0.00

Weighted average number of shares outstanding (in thousands)	193,482	122,354

The accompanying notes are in integral part of the financial statements.

News Release May 9, 2006

Yamana Gold Inc.
Consolidated Statements of Cash Flows
For the three months ended
(In thousands of U.S. Dollars, unaudited)

	March 31,	March 31,
	2006	2005

Operating Activities
Net (loss) earnings for the period	$(5,907)	$292
Asset retirement obligations realized	(37)	(66)
Items not involving cash
Depreciation, amortization and depletion	2,684	1,198
Future income taxes	1,977	(653)
Accretion of asset retirement obligation	103	79
Foreign exchange	(4)	(80)
Other	150	472
Unrealized loss on commodity contracts (Note 13)	8,896	-

	7,862	1,242

Net change in non-cash working capital	(7,970)	(2,666)

	(108)	(1,424)

Financing Activities
Issue of common shares and warrants for cash	5,480	124
Deferred financing charges	(210)	(224)

	5,270	(100)

Investing Activities
Expenditures on mineral properties	(5,277)	(4,339)
Decrease in restricted cash	583	-
Acquisition of property, plant and equipment	(1,593)	(643)
Expenditures on assets under construction	(50,617)	(13,958)
Proceeds on disposition of assets	350	-
Other	(3,847)	(374)

	(60,401)	(19,314)

(Decrease) in cash and cash equivalents	(55,239)	(20,838)

Cash and cash equivalents, beginning of period	151,633	87,054

Cash and cash equivalents, end of period	$96,394	$66,216

Cash and cash equivalents are comprised of the following:
Cash at bank	7,723	2,794
Bank term deposits	88,671	63,422

	$96,394	$66,216

The accompanying notes are an integral part of the financial statements.

News Release May 9, 2006

Yamana Gold Inc.
Notes to the Consolidated Financial Statements
For the three month period ended March, 31, 2006
(with comparatives as at December 31, 2005 and for the three month period ended March 31, 2005)
(Tabular amounts in thousands or thousands of US Dollars unless otherwise noted, unaudited)

1. Basis of presentation
The accompanying consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These consolidated interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2. Business Acquisition
On February 28, 2006, the Company acquired 100% of RNC Gold Inc. The Company exchanged 0.12 Yamana Gold Inc. common shares for one RNC Gold Inc. common share. The purchase price of this transaction totaled approximately $53.5 million, comprised of approximately 5.7 million Yamana common shares, $18.9 million with cash and other transaction costs and adjustments. The value of Yamana Gold Inc. common shares was C$5.66 per share based on the five day weighted average market price over the five day period ending December 4, 2005, being the date Yamana Gold Inc. and RNC Gold Inc. entered into the arrangement agreement.
The acquisition was accounted for using the purchase method of accounting pursuant to which identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The estimated fair value of property, plant and equipment and mineral interests was based on replacement costs. Estimated future cash flows used in the valuation was based on estimated quantities of gold to be produced at each site, the estimated costs, timing and capital expenditures associated with such production, valuation of the exploration property surrounding operating assets, forecast of gold prices, inflation and foreign currency exchange rates at the date of acquisition and a discount rate of a similar market participant.

The purchase price was calculated as follows:
Purchase of RNC shares (4,910,283 common shares)	$25,494
Purchase of 75% Minosa (San Andres Mine)	18,903
Purchase of RNC (Honduras) Limited (872,093 common shares)	4,528
Estimated transaction costs	4,170
Fair value of options and warrants acquired	422
53,517

The purchase price including the La Libertad Mine was allocated as follows:
Net working capital acquired	(3,245)
Property, plant and equipment, net	(14,303)
Mineral properties and other assets	29,233
Long-term liabilities	3,406
(43,375)
10,142

Future income tax - 25%	6,727
Excess of purchase price over carrying value of assets acquired	$16,869

The fair value of Yamana warrants issued to RNC warrant holders which were outstanding as of February 28, 2006 have been valued at $400,200 using the Black-Scholes pricing model. The fair value of Yamana stock options issued to RNC option holders which were outstanding as of February 28, 2006 were valued at $264,200 using the Black-Scholes pricing model. Of this amount, $242,700 was recorded as deferred compensation.
The entire excess of purchase price over carrying value of the assets acquired was allocated to Mineral Properties. This purchase price allocation is preliminary and is subject to adjustments upon final examination.

3. Assets held for sale
The following table presents summarized financial information of the assets held for sale:

	La Libertad (i)	March 31, 2006 Cerro Quema (i)	Total	December 31, 2005 Argentina (ii)
Current assets
Receivables, advance and deposits	$2,308	$311	$2,619	$--
Inventory	1,434	--	1,434	--
	3,742	311	4,053	--
Capital
Property, plant and equipment	6,082	581	6,663	350
Mineral properties	9,284	5,779	15,063	5,317
	15,366	6,360	21,726	5,667

Total assets held for sale	19,108	6,671	25,779	5,667

Current liabilities
Accounts payable and accrued liabilities	(4,570)	(8)	(4,578)	--

Long term
Asset retirement obligation	(893)	--	(893)	--
Future income tax liability	(1,300)	--	(1,300)	(1,500)
	(2,193)	--	(2,193)	(1,500)
Net assets held for sale	$12,345	$6,663	$19,008	$4,167

Details of the loss from operations on the assets held for sale as at March 31, 2006 are as follows:

Three months ended	March 31,
2006

Sales	$1,272
Cost of sales	(1,968)
Depreciation, amortization and depletion	(317)
Accretion of asset retirement obligation	(3)
Mine operating (loss)	(1,016)
Interest and financing expense	(85)
Loss from operations on assets held for sale	($1,101)

(i) The Company has initiated a program to sell the La Libertad Mine and the Cerro Quema property. These assets are not core and do not contribute meaningful production to the Company. As such, the Company has segregated those assets related to the La Libertad Mine and Cerro Quema property as assets held for sale on the balance sheet and the net revenue and expenses associated with these properties are included in the income statement as loss from operations held for sale.
(ii) The Company closed on the sale of its Argentine assets during the quarter for consideration comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. Upon closing of the transaction, the purchaser paid Yamana $350,000 and delivered 8.0 million common shares and 4.0 million common share purchase warrants of the purchaser, Hidefield plc. Additional consideration in late 2006 will also be provided. Deferred consideration will consist of either of the following at the option of the purchaser: (i) $1.6 million, (ii) 10 million common shares and 5 million share purchase warrants of Hidefield plc or (iii) $800,000 plus 5 million common shares and 2.5 million share purchase warrants of Hidefield plc. Consideration also includes a royalty of any and all ounces mined, produced or otherwise recovered from the properties, limited to an aggregate of $2 million. The Company did not record a significant gain or loss upon conclusion of this transaction.

News Release May 9, 2006

4.	Inventory

	March 31, 2006	December 31, 2005
Metal in circuit and gold in process	$21,274	$8,343
Product inventories	5,755	461
Materials and supplies	6,288	2,549
	$33,317	$11,353

5.	Property, plant and equipment

		March 31, 2006		December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$2,270	$--	$2,270	$1,116
Buildings	13,855	3,953	9,902	9,117
Machinery and Equipment	20,975	4,577	16,398	10,903
Vehicles	2,897	849	2,048	1,904
Furniture and office equipment	1,359	422	937	1,399
Computer equipment and software	777	230	547	553
Leasehold Improvements and other assets	935	73	862	--
	$43,068	$10,104	$32,964	$24,992

6.	Assets under construction

	March 31, 2006	December 31, 2005
Sao Francisco	$72,537	$63,018
Chapada (i)	122,110	91,327
	$194,647	$154,345

Construction and preproduction revenues will be transferred to property plant and equipment and mineral properties for each property upon commencement of commercial production.

(i) Net interest capitalized during the period was $3.3 million (December 31, 2005 - $6.7 million). Amortization of deferred financing fees capitalized during the period was $0.4 million (December 31, 2005 - $1.1 million)

News Release May 9, 2006

7. Mineral properties

		March 31, 2006		December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Fazenda Brasileiro	$33,485	$6,530	$26,955	$24,868
Santa Elina Properties	28,604	2,464	26,140	24,291
Chapada	11,717	--	11,717	11,747
San Andres	31,931	93	31,839	--
Other	1,806	--	1,806	600
	$107,544	$9,087	$98,457	$61,506

8. Other assets

	March 31, 2006	December 31, 2005
Deferred financing charges (i)	$9,886	$10,138
Long term tax credits (ii)	11,716	8,864
Deferred acquisition costs	1,903	940
Restricted cash	--	583
Hidefield consideration	2,477	--
Other	494	449
	$26,476	$20,974

(i) Deferred financing charges relate to a $100 million debt facility for the development of the Chapada copper-gold project. Financing charges are amortized over the life of the loan as of the funding date of April 29, 2005. Amortization is capitalized to property development costs. Deferred financing charges are net of accumulated amortization of $1.5 million (December 31, 2005 - $1.1 million).
(ii) Long term tax credits consist of Brazilian sales taxes which are recoverable against other taxes payable.

9.	Notes payable

Notes payable consist of a $100 million debt facility for the development and construction of the Chapada copper-gold project plus accrued interest of $11.45 million of which $6.8 million has been capitalized to the loan balance. The notes are secured by all the assets of the Company and are for a term of six years and bear interest at an annual rate of 10.95%, compounded semi-annually. The Company has elected to defer interest payments for the first two years at a rate of 12.45% per year. Principal is repayable upon maturity of the notes.

News Release May 9, 2006

Subsequent to the quarter end, the Company repaid the notes in full. As part of this arrangement, the lender also agreed to exercise previously issued common share purchase warrants that it currently holds for total gross proceeds of C$21,875,000. These warrants were issued to the lender as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. Yamana will also issue 4,885,621 new Yamana common share purchase warrants for the prepayment option and in relation to the early exercise of the existing warrants. The new warrants will have an exercise price of C$19.08 per share and a term of five years. Upon their exercise, Yamana would receive additional funds of C$93.2 million. The deferred financing costs in respect of these notes and the early repayment fee will be expensed in the second quarter. It is estimated that this will result in a charge to earnings of approximately $25 million.

10. Capital stock
(i)  Common shares issued and outstanding

	Number of Common shares	Amount
Balance as at December 31, 2005	191,342	$310,409
Exercise of options and share appreciation rights (a)	1,959	3,896
Exercise of warrants	282	1,577
Issued for the acquisition of RNC Gold Inc (b)	4,910	25,494
Issued for the acquisition of San Andrés mine (c)	872	4,528
Issued in settlement of amount payable	38	273
Balance as at March 31, 2006	199,403	$346,177

(a) The Company issued 1,959,000 shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of C$4,270,000. Previously recognized compensation expense in the amount of C$417,000 on the options exercised was added to share capital with a corresponding decrease to contributed surplus.
(b) The Company issued 4,910,283 shares to the shareholders of RNC Gold Inc. at the ratio of 0.12 share in Yamana Gold Inc. in consideration of each share held by them in RNC Gold Inc, for the acquisition of RNC Gold Inc.
(c) The Company issued 872,093 shares to the management of RNC Gold Inc., as a part of the purchase consideration for the acquisition of San Andrés mine.

(ii) Shares to be issued

As at March 31, 2006, a total of 206,000 shares were to be issued on the exercise of stock options.

(iii) Contributed surplus
	March 31, 2006	December 31, 2005
Balance as at beginning of period	$4,676	$1,775
Reversal of stock based compensation on the exercise of stock options and share appreciation rights	(417)	(324)
Expiry of warrants	2	927
Stock based compensation on options granted (Note 12)	--	2,298
Value of options issued on the acquisition of RNC Gold Inc. (a)	264	--
Deferred compensation on the acquisition of the RNC options	(243)	--
Balance as at end of period	$4,282	$4,676

(a) The fair value of Yamana stock options issued to RNC shareholders which were outstanding as of February 28, 2006 were valued at $264,000 using the Black-Scholes pricing model. Of this amount, $243,000 was recorded as deferred compensation.

11. Share purchase warrants
As at March 31, 2006, there were 6.36 million (December 31, 2005 - 5.308 million) share purchase warrants outstanding with an average exercise price of C$3.85 (December 31, 2005 - C$4.43) and an average outstanding life of 3.39 years (December 31, 2005 - 3.87 years). Additional warrants were issued subsequent to the end of the quarter (see note 9).

12. Stock-based compensation
As at March 31, 2006, there were 6.2 million (December 31, 2005 - 7.95 million) stock options outstanding with an average exercise price of C$3.45 (December 31, 2005 C$2.67) and an average outstanding life of 7.61 years (December 31, 2005 - 8.16 years).
On March 23, 2006 the Board of Directors granted 8.5 million options with an exercise price per share of Cdn$9.65 subject to shareholder approval. On May 2, 2006, the shareholders approved the grant. Under current accounting guidelines the value of these options will be accounted for as a non-cash expense in the second quarter.

13. Unrealized loss on commodity contracts

The Company recorded a mark-to-market loss of $8.9 million (March 31, 2005 - $Nil) for the period. The maximum obligation over the life of the derivatives is $15 million. Fair value of derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end.

News Release May 9, 2006

The following table summarizes derivative gains (losses):

March 31, 2006

Forward contracts	$(30,039)
Long-call option contracts	21,143

$(8,896)
Future income tax - 36.12%	3,213

$(5,683)

14. Income taxes
The following table reconciles income taxes calculated at statutory rates with the income tax expense in the period end consolidated financial statements:

	March 31, 2006	March 31, 2005
Earnings (loss) before income taxes	$(3,252)	$(167)

Statutory rate	36.12%	36.12%

Expected income tax recovery	$(1,175)	$(60)
Effect of lower tax rates in foreign jurisdictions	(3,567)	(215)
Unrecognized tax benefits in Canada, United States and Brazil	1,536	76
Foreign exchange on inter-corporate debt	5,490
Non-taxable items and other	371	(260)

Income tax expense (recovery)	2,655	(459)
Less: current income tax expense	(678)	(194)

Future income tax expense (recovery)	$1,977	$(653)

News Release May 9, 2006

15. Supplementary cash flow information

(i)	Supplementary information regarding other non-cash transactions

	March 31, 2006	March 31, 2005

Financing Activities
Transfer of contributed surplus upon the issue of common shares on exercise of stock options	$264	$110
Reversal of contributed surplus on the issue of stock options and share appreciation rights	(417)	(110)
Amortization of deferred financing fees	462	--
Accrued interest capitalized to assets under construction Issue in settlement of amount payable on conversion of promissory note	3,280 273	-- --

Investing Activities
Issue of common shares on the business acquisition of RNC Gold Inc.	$30,022	$--

16. Segmented information
The Company considers its business to consist of geographical and operating segments primarily in Brazil, Central America and corporate head office in Canada.

(i)  Capital assets referred to below consist of land, buildings, equipment, mineral properties and assets under construction.

	March 31, 2006	December 31, 2005

Brazil	$283,883	$240,643
Central America	63,502	--
Argentina	-	5,667
Corporate	409	200
	347,794	246,510
Less: Assets held for sale	(21,726)	(5,667)
	$326,068	$240,843

For the three months ended	March 31, 2006	March 31 2005

Mine Revenues
Brazil	$13,574	$7,850
Central America	4,772	-
	18,346	7,850
Less: Assets held for sale	(1,272)	-
	$17,074	$7,850

News Release May 9, 2006

17. Related party transactions
The Company had the following transactions with related parties:

	March 31, 2006	March 31, 2005

Directors fees	$34	$19

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

18. Contractual commitments

Year	2006	2007	2008	2009	2010
Office leases	$372	$415	$283	$273	$273
Fazenda Brasileiro mine operating and service contracts	4,906	734	-	-	-
Fazenda Nova mine operating and service contracts	4,902	2,440	1,676	1,676	698
Chapada construction and service contracts	22,030	1,369	257	-	-
São Francisco construction and service contracts	4,277	728	728	182	-
	$36,487	$5,686	$2,944	$2,131	$971

19. Subsequent Events
(i) On April 5, 2006, the Company closed on an arrangement agreement with Desert Sun Mining which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. The transaction will increase the Company’s production profile and facilitate operational and administrative synergies.
The acquisition was completed by way of a court approved Plan of Arrangement pursuant to which each Desert Sun Mining common share was exchanged for 0.6 of a Yamana common share.

The business combination will be accounted for as a purchase transaction with Yamana consolidating the results of operation of Desert Sun from the date of acquisition. Yamana will also exchange all outstanding stock options and share purchase warrants of Desert Sun for similar securities of Yamana at an exchange ratio of 0.6 and at a price equivalent to the original price divided by 0.6.

The purchase price was calculated using the volume adjusted share price of the Yamana stock for the period of two days prior to the February 22, 2006 transaction date as well as two days following the transaction date which was $8.39 per share:

News Release May 9, 2006

Desert Sun shares converted to Yamana shares
52,547,336 Yamana shares at $8.39 per share

Purchase of Desert Sun shares	$440,870
Estimated transaction expenses	3,000
Provision for termination payments	6,000
Fair value of options and warrants acquired	83,900
Purchase price	533,770

The purchase price was allocated as follows:

Net working capital acquired	(10,420)
Property plant and equipment, net	(20,217)
Mineral properties and other assets	(44,274)
Other	791
(74,120)
459,650
Deferred tax at 34%	236,800
Excess of purchase price over carrying value of assets acquired	$696,450

The fair value of the Desert Sun warrants which will continue with Yamana have been valued using a Black-Scholes pricing model at $50.7 million. The fair value of the Desert Sun outstanding stock options has been estimated using a Black-Scholes option pricing model at $33.2 million. Additionally, the pro forma purchase consideration includes the maximum liability that may arise from various management service agreements that contain termination provisions. Yamana has estimated that the value of this obligation to be approximately $6,000,000. The cost of acquisition and the estimated cost of the Yamana and Desert Sun Plan of Arrangement have been estimated to be $3,000,000.

Yamana has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting to the statement of operations. Therefore, the excess of the purchase consideration over the adjusted book values of Desert Sun’s assets and liabilities has been allocated to mineral properties. The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of these assessments, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on the recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statement of operations of Yamana for periods after the date of acquisition.

(ii) Subsequent to the quarter end, on May 2, 2006 the Company issued common shares at a price of C$11.50 with respect to its fully-marketed equity financing. The underwriters agreed to underwrite 17.4 million common shares for gross proceeds of C$200.1 million.

News Release May 9, 2006

(iii) Subsequent to the quarter end, on May 5, 2006 the Company utilized a portion of the funds raised through the public offering completed on May 2, 2006 to repay the notes payable of the Company (see note 9).

20. Contingency
A sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables of approximately $1.7 million including penalties. The Company has not recorded an accrual at March 31, 2006 (December 31, 2005 - $Nil) as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.